

Certificate Number:

Ordinary Shares

JSE Code

Number of shares:

Telkom SA Limited

Registration number: 1991/005476/06
(Incorporated in the Republic of South Africa)

REGISTERED OFFICE	Private Bag X260, Pretoria, 0001, South Africa
HEAD OFFICE	Telkom Towers North, 152 Proes Street, Pretoria, South Africa
TRANSFER OFFICE	2nd Floor, Edura, 41 Fox Street, Johannesburg, South Africa

THIS IS TO CERTIFY
that the undermentioned is /are the Registered Holder(s) of fully paid ordinary shares of two cents each in the Company as shown herein, subject to the Articles of Association of the Company.

Name and address of Registered holder	Transfer No.	Date of registration	Certificate number	Number of shares	Audited

GIVEN on behalf of the Company at Johannesburg on the date printed above

Computershare Services Limited
Reg. No. 1958/003456/06 Transfer Secretaries

Telkom SA Limited

THIS CERTIFICATE SHOULD BE KEPT IN A SAFE PLACE. IT WILL BE NEEDED WHEN YOU SELL OR TRANSFER SHARES.
NO TRANSFER OF ANY PORTION OF THIS HOLDING MAY BE REGISTERED WITHOUT THE PRODUCTION OF THIS CERTIFICATE.

THESE SHARES WILL NOT BE GOOD FOR DELIVERY OUTSIDE THE COMMON MONETARY AREA WHICH IS CONSTITUTED BY THE REPUBLIC OF SOUTH AFRICA.